UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                             PERIPHONICS CORPORATION
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                                (Name of Issuer)



                                  Common Stock
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                         (Title of Class of Securities)



                                   714005 10 5
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                                 (CUSIP Number)

                                February 14, 1999
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             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [  X  ] Rule 13d-1(b)
                  [     ] Rule 13d-1(c)
                  [     ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.    714005 10 5            13G           Page 2  of  5 Pages
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Richard A. Daniels
----------- ------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                                     (b)

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    3       SEC USE ONLY
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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
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      NUMBER OF            5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 399,498
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- --------------------------------------------

                           6      SHARED VOTING POWER

                                  0
                        --------- --------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                  399,498
                        --------- --------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  0
----------------------- --------- --------------------------------------------

     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     399,498                                                         -----------
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     10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----------- ------------------------------------------------------------------

     11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.0%
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     12 TYPE OF REPORTING PERSON*

     IN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  Periphonics Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  4000 Veterans Memorial Highway
                  Bohemia, NY  11716

Item 2(a).        Name of Person Filing:

                  Richard A. Daniels

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  4000 Veterans Memorial Highway
                  Bohemia, NY  11716

Item 2(c).        Citizenship:

                  USA

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  714005 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable



Item 4.  Ownership.  As of December 31, 1998.

                  (a)      Amount beneficially owned:399,498*

                  (b)      Percent of class:3.0 %

                  (c) Number of shares as to which such person has:

     (i) Sole power to vote or direct the vote: 399,498*

     (ii) Shared power to vote or direct the vote: -0-

     (iii) Sole power to dispose or direct the disposition of: 399,498*

     (iv) Shared power to dispose or direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class.

                  Filer's ownership of Common Stock does not exceed 5%.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
                  Security Being reported on by the Parent Holding Company.

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.  Notice of Dissolution of Group.

                  Not Applicable

Item 10. Certification.

                  Not Applicable

*332,998 shares are held of record in a number of Grantor Retained Annuity Trusts for the benefit of Mr. Daniels' children and 66,500 shares are held in a Grantor Retained Annuity Trust for the benefit of Mr. Daniels' brother, of which Mr. Daniels is the sole trustee and over which Mr. Daniels retains voting and dispositive power.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 12, 1999


                                      /s/Richard A. Daniels
                                     ------------------------------------------
                                     Richard A. Daniels